Number
CERT.9999

CORONADO BIOSCIENCES INC.
A Delaware Corporation
Series B Preferred Stock

Shares
****9,000,000****

THIS CERTIFIES THAT * SPECIMEN * is the record holder of

* NINE MILLION * shares of **Series B Preferred Stock** of Coronado Biosciences Inc. (the "Corporation") transferable only on the share register of the Corporation by the holder, in person or by such holder's duly authorized attorney, upon surrender of this certificate properly endorsed or assigned.

This Certificate and the shares represented hereby shall be held subject to all of the provisions of the Certificate of Incorporation and the Bylaws of the Corporation and any amendments thereto, a copy of each of which is on file at the office of the Corporation and made a part hereof as fully as though the provisions of said Certificate of Incorporation and Bylaws were imprinted in full on this Certificate, to all of which the holder of this Certificate, by acceptance hereof, assents and agrees to be bound.

The Corporation will furnish without charge to each stockholder who so requests, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences or rights.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by its duly authorized officers.

Dated: JANUARY 01, 2009

Bobby W. Sandage, Ph.D., President and Chief Executive Officer

Dale Ritter, Secretary